December 3, 2019

Securities and Exchange Commission

Division of Investment Management

Attn: Raymond Be, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Rand Capital Corporation
Preliminary Proxy Statement on Schedule 14A filed on November 21, 2019
File No. 814-00235

Dear Mr. Be:

On behalf of Rand Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on December 2, 2019 relating to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00235), filed with the SEC on November 21, 2019 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where indicated, revised disclosure has been included in revised Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Preliminary Proxy Statement.

1.	The Staff requests that the Company clarify that the additional procedures set forth in the Company’s Business Ethics Policy are “as provided by” Rule 17j-1 under the Investment Company Act, rather than “modeled on” on Rule 17j-1 under the Investment Company Act

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Definitive Proxy Statement.

2.	With respect to the disclosure set forth on page 29 of the Preliminary Proxy Statement, the Staff requests that the Company discuss in greater detail (i) the purpose of the special dividend, (ii) the Company’s proposed election to be a regulated investment company, and (iii) the Company’s expected new dividend policy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Definitive Proxy Statement.

The Guaranty Building, 140 Pearl Street, Suite 100 | Buffalo, New York 14202-4040 | 716.856.4000 | HodgsonRuss.com

Albany ■ Buffalo ■ New York ■ Palm Beach ■ Saratoga Springs ■ Toronto

Mr. Raymond Be, Esq. December 3, 2019 Page 2

3.	With respect to the disclosure set forth on page 29 of the Preliminary Proxy Statement, the Staff requests that the Company clarify how the Reverse Stock Split would help maintain stock liquidity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Definitive Proxy Statement to delete the reference to maintaining stock liquidity.

4.	With respect to the disclosure set forth on page 29 of the Preliminary Proxy Statement, the Staff requests that the Company clarify how the Reverse Stock Split would generate greater investor interest in the Company’s common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Definitive Proxy Statement.

5.	With respect to the disclosure set forth on page 31 of the Preliminary Proxy Statement, the Staff requests that the Company specifically describe the number of shares that will be (i) authorized and outstanding and (ii) authorized and unissued if the ratio for the Reverse Stock Split is 1-for-7 and if the ratio for the Reverse Stock Split is 1-for-10.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Definitive Proxy Statement.

6.	With respect to the disclosure set forth on page 32 of the Preliminary Proxy Statement, the Staff requests that the Company highlight using bold text the fact that shareholders that submit stock certificates in connection with the Reverse Stock Split will receive their post-Reverse Stock Split shares only in electronic book-entry format.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Definitive Proxy Statement and highlighted this revised disclosure using bold text.

7.

The Staff requests that the Company undertake that it will provide disclosure regarding the material U.S. federal income tax consequences to shareholders related to the special dividend in the election notice that will be sent to the Company’s shareholders in connection with the expected special dividend.

Response: In response to the Staff’s comment, the Company agrees that it will provide disclosure regarding the material U.S. federal income tax consequences to shareholders related to the special dividend in the election notice that will be sent to the Company’s shareholders in connection with the expected special dividend.

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If you have any questions or additional comments concerning the foregoing, please contact me at (716) 848-1266 or John J. Zak at (716) 848-1253.

Sincerely,

/s/ Craig M. Fischer
Craig M. Fischer

cc:	Allen F. Grum, Rand Capital Corporation
Daniel P. Penberthy, Rand Capital Corporation
John J. Zak, Hodgson Russ LLP